SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE , 2003.
                                          ------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date   August 08, 2003                     By  /s/ Nick DeMare
     --------------------                  -------------------------------------
                                           (Signature)



Nick DeMare, Director
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1 Print the name and title of the signing officer under his signature.


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com
                            TSX Venture Symbol: TM.V

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News Release                                                      August 8, 2003


Mr. David A. Henstridge is pleased to announce that the Company has sold, on a private placement basis, 1,477,000 units at a price of $0.40 per unit to raise $590,800. Each unit is comprised of one common share and one non-transferable warrant. Each warrant will allow the holder to purchase an additional share for one year at a price of $0.45 within the first six months and at $0.55 for the second six months. The Company is filing all final materials with the TSX Venture Exchange. A preliminary filing was previously made with the TSX Venture Exchange on July 10, 2003.

The proceeds from this financing will be used for working capital and ongoing exploration programs.

A finder's fee of 7% cash or 10% in shares is payable on a portion of this placement.

Tumi Resources Limited incorporated in British Columbia, Canada is a fully listed and reporting TSX Venture Exchange Tier 2 mining company and trades under symbol: "TM.V".

ON BEHALF OF THE BOARD

/s/ David Henstridge
---------------------------------
David Henstridge, President & CEO

Investor Information contact: Nick L. Nicolaas
                              Tel: (604) 657-4058
                              E-mail:  NICOLAAS@ATTGLOBAL.NET


 The TSX Venture Exchange has not reviewed and does not accept responmsibility for the adequacy or the accuracy of this release.


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